                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.6)1

                                   MIDAS INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   595626 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 2, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

-----------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 2 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               1,651,230 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,932,900 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,932,900 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 3 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               1,311,710 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,311,710 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,311,710 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 4 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               339,520 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               339,520 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     339,520 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 5 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               339,520 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               339,520 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     339,520 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 6 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               339,520 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               339,520 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     339,520 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 7 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               1,651,230 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,932,900 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,932,900 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 8 of 13 Pages
----------------------                                     ---------------------

            The following  constitutes  Amendment  No. 6 ("Amendment  No. 6") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

            This  Schedule  13D is filed by MLF  Partners,  L.P.  ("MLFP"),  MLF
Investments,   LLC  ("MLFI"),   MLF  Offshore  Portfolio  Company,   L.P.  ("MLF
Offshore"),  MLF Cayman GP, Ltd. ("MLF Cayman"),  MLF Capital  Management,  L.P.
("MLF  Capital")  and Matthew L.  Feshbach,  who act as a group with  regards to certain aspects of shares of Common Stock.

            MLFP is a limited partnership  organized and existing under the laws of the State of Delaware.  The principal  business of MLFP is private investment consulting.  MLFI is a limited liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment  consulting  and acting as the  general  partner of MLFP.  MLFP's and
MLFI's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.
The general partner of MLFP is MLFI.

            MLF Offshore is a limited  partnership  organized and existing under the laws of the Cayman  Islands.  The  principal  business  of MLF  Offshore  is private  investment  consulting.  MLF  Cayman  is a  corporation  organized  and existing  under the laws of the Cayman  Islands.  The principal  business of MLF
Cayman is private investment consulting and acting as the general partner of MLF
Offshore.  MLF Capital is a limited partnership organized and existing under the laws  of the  Cayman  Islands.  MLF  Capital's  principal  business  is  private investment  consulting  and acting as the  manager of MLF Cayman.  The  business address  of each of MLF  Offshore,  MLF  Cayman  and MLF  Capital is c/o Bank of
Bermuda (Cayman) Limited, 6 Front Street,  Hamilton,  HM11, Bermuda. MLFI is the
Investment Manager of MLF Offshore.

            Matthew L. Feshbach  (together with MLFP,  MLFI,  MLF Offshore,  MLF
Cayman and MLF Capital, the "Reporting Persons") is an individual whose business address is 2401 West Bay Drive,  Suite 124, Largo,  Florida 33770. His principal occupation  is managing  member of MLFI and as  President  of MLF  Capital.  Mr.
Feshbach is a United States citizen.

            During the last five years,  none of MLFP,  MLFI, MLF Offshore,  MLF
Cayman, MLF Capital or Mr. Feshbach has been convicted in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of MLFP, MLFI, MLF Offshore, MLF Cayman, MLF Cayman or Mr.
Feshbach  has  been  a  party  to  a  civil   proceeding   of  any  judicial  or
administrative body of competent  jurisdiction as a result of which it or he was or is subject to a judgment,  decree, or final order enjoining future violations of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or state securities laws or finding any violation with respect to such laws.

            Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

            As of  January  14,  2004,  MLFP  and the  account  managed  by MLFI beneficially  owned 1,311,710 and 281,670 shares of Common Stock,  respectively.
Each of MLFI and Mr.  Feshbach may be deemed to  beneficially  own the shares of
Common Stock  beneficially  owned by MLFP and the account  managed by MLFI.  The funds used to purchase such shares of Common Stock came from the working capital and margin  borrowings  under usual terms and conditions of MLFP and the working capital of the managed  account.  Such shares of Common  Stock were  accumulated through  purchases made on the open market and  contributions by its partners at
an   aggregate   cost  of   approximately   $14,247,770   (including   brokerage
commissions),  $3,576,658  of such amount used to purchase  538,850  shares came from  margin  borrowings  under  usual terms and  conditions  from Bear  Stearns
Securities Corp.

            As of January 14, 2004,  MLF  Offshore  beneficially  owned  339,520 shares of Common Stock.  MLFI, Mr.  Feshbach,  MLF Cayman and MLF Capital may be

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 9 of 13 Pages
----------------------                                     ---------------------

deemed to beneficially own the shares of Common Stock owned by MLF Offshore. The funds used to purchase such shares of Common Stock came from the working capital of MLF Offshore or transfers to and among the Reporting  Persons.  The aggregate cost of such  shares of Common  Stock is  approximately  $3,023,299.90.

            Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.Interests in Securities in the Issuer.

            (a) Each of MLFI and Mr. Feshbach beneficially owns 1,932,900 shares of  Common  Stock or 12.7% of the  shares  of  Common  Stock  outstanding.  MLFP beneficially  owns  1,311,710  shares of Common  Stock or 8.6% of the  shares of
Common  Stock  outstanding.  Each of MLF  Offshore,  MLF Cayman and MLF  Capital
beneficially owns 339,520 shares of Common Stock or 2.2% of the shares of Common
Stock outstanding.  The aggregate  percentage of shares of Common Stock reported owned by each  person  named  herein is based upon  15,216,131  shares of Common
Stock  outstanding  as of November 4, 2003 (as disclosed by the Issuer's  report for the quarter eneded September 27, 2003 on Form 10-Q).

            (b) Each of MLFI and Mr.  Feshbach  shares  the  power to vote or to direct  the vote and the  power to  dispose  or to  direct  the  disposition  of
1,311,710  shares  of Common  Stock,  or 10.9% of the  shares  of  Common  Stock outstanding.  MLFI and Mr.  Feshbach  share the power to dispose of or to direct the disposition of additional (i) 281,670 shares of Common Stock, or 1.9% of the shares of Common Stock outstanding,  beneficially held by the managed account of
MLFI, and (ii) 339,520  shares of Common Stock,  or 2.2% of the shares of Common
Stock outstanding, beneficially held by MLF Offshore.

            MLFP shares the power to vote or to direct the vote and the power to dispose or to direct the  disposition  of 1,311,710  shares of Common Stock,  or
8.6% of the shares of Common Stock outstanding.

            Each of MLF Offshore, MLF Cayman and MLF Capital shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of  339,520  shares  of Common  Stock,  or 1.9% of the  shares  of Common  Stock outstanding.

            Item 5(c) is hereby amended to include the following:

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons  since the filing of  Amendment  No. 5 to the  Schedule  13D.
Certain transactions were effected through open market purchases and the balance were transfers to or among the Reporting Persons.

            Item 6 is hereby amended to include the following:

Item 6. Material Contracts.

            MLFI  entered  into an  investment  management  agreement  with  MLF
Offshore.  The investment  management agreement provides that MLFI has the right to make  investment  decisions  with  respect  to the  shares  of  Common  Stock beneficially  held by MLF  Offshore,  including,  but not limited to, voting and disposition of such shares.

            Item 7 is hereby amended in its entirety to read as follows:

Item 7. Material to Be Filed as Exhibits.

            Exhibit No. 1 - Agreement to File Joint  Schedule 13D dated  January
15, 2004 by and among MLFI, MLFP, MLF Offshore,  MLF Cayman, MLF Capital and Mr.
Feshbach.

             [The remainder of this page was purposely left blank.]

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 10 of 13 Pages
----------------------                                     ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2004

                                             /s/ Matthew L. Feshbach
                                             -----------------------------------
                                             MATTHEW L. FESHBACH

                                             MLF INVESTMENTS, LLC

                                             By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name:  Matthew L. Feshbach
                                                 Title: Managing Member

                                             MLF PARTNERS, L.P.

                                             By: MLF Investments, LLC,
                                                 General Partner

                                             By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name:  Matthew L. Feshbach
                                                 Title: Managing Member

                                             MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                             By: MLF Cayman GP, Ltd.
                                                 Title: General partner

                                             By: MLF Capital Management, L.P.
                                                 Sole shareholder

                                             By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name:  Matthew L. Feshbach
                                                 Title: President

                                             MLF CAYMAN GP, LTD.

                                             By: MLF Capital Management, L.P.
                                                 Sole shareholder

                                             By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name:  Matthew L. Feshbach
                                                 Title: President

                                             MLF CAPITAL MANAGEMENT, L.P.

                                             By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name:  Matthew L. Feshbach
                                                 Title: President

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                    Page 11 of 13 Pages
-----------------------                                    ---------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK SINCE THE FILING OF
                       AMENDMENT NO. 5 TO THE SCHEDULE 13D

A.   Transactions by MLF Partners, L.P.

  Shares of Common Stock
         Purchased                   Price Per Share ($)        Date of Transfer

           1,000                           8.70 (1)                1/9/04
           3,000                           8.71 (1)                1/9/04
           2,000                           8.16 (1)                1/9/04
           2,000                           8.18 (1)                1/9/04
             200                           7.93 (1)                1/9/04
             300                           7.93 (1)                1/9/04
           1,400                           7.92 (1)                1/9/04
             100                           8.05 (1)                1/9/04
           1,000                           7.91 (1)                1/9/04
             186                           N/A (2)                 1/2/04
         339,334                           N/A (2)                 1/2/04

B.   Transactions by the Managed Account

  Shares of Common Stock
         Purchased                   Price Per Share ($)        Date of Purchase

           12,500                         15.30                     1/12/04
           18,200                         15.10                      1/8/04
           16,900                         14.82                      1/7/04
              700                         14.50                      1/6/04
            9,600                         14.05                      1/5/04

C.   Transactions by the MLF Offshore Company, L.P.

  Shares of Common Stock                                        Date of Receipt
         Purchased                   Price Per Share ($)          of Transfer

           186                           N/A (2)                    1/2/04
       339,334                           N/A (2)                    1/2/04

     (1)  These shares were contributed to MLF Partners, L.P.
     (2)  These shares were transferred from MLF Partners,  L.P. to MLF Offshore
          Company, L.P.

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                    Page 12 of 13 Pages
-----------------------                                    ---------------------

                                    EXHIBIT 1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Midas Inc., and that such statement shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: January 15, 2004

                                          /s/ Matthew L. Feshbach
                                          --------------------------------------
                                          MATTHEW L. FESHBACH

                                          MLF INVESTMENTS, LLC

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF PARTNERS, L.P.

                                          By: MLF Investments, LLC,
                                              General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                          By: MLF Cayman GP, Ltd.
                                              Title: General partner

                                          By: MLF Capital Management, L.P.
                                              Sole shareholder

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: President

                                          MLF CAYMAN GP, LTD.

                                          By: MLF Capital Management, L.P.
                                              Sole shareholder

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: President

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                    Page 13 of 13 Pages
-----------------------                                    ---------------------

                                          MLF CAPITAL MANAGEMENT, L.P.

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: President